

November 5, 2010

Stephen G. Newberry
President and Chief Executive Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

> **Re: Lam Research Corporation**
> **Form 10-K for Fiscal Year Ended June 27, 2010**
> **Filed August 23, 2010**
> **File 000-12933**

Dear Mr. Newberry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments we may have additional comments.

Item 11. Executive Compensation, page 42

1.   We note from your disclosure under "Executive Compensation Philosophy" that you have incorporated by reference from page 25 of your proxy statement that you target each element of your compensation certain percentiles of your peer companies. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are

materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

2.   We note from your discussion under "Annual Incentive Program" on page 28 of your proxy statement, incorporated by reference into your annual report on Form 10-K, that you have not disclosed the specific "CY 2009 AIP corporate performance factor" metrics to be achieved in order for your named executive officers to earn their respective awards. For example, please tell us where you have disclosed the target levels of performance as discussed in part (B) on page 29.

3.   We note from your discussion under "Long Term Incentive Program" on page 31 of your proxy statement, incorporated by reference into your annual report on Form 10-K, that you have not disclosed the specific "performance target" metrics to be achieved in order for your named executive officers to earn their respective awards. Please identify these specific historical performance factors and tell us why you did not include them in your disclosure. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate expanded disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Jay Mumford, Senior Attorney, at (202) 551-3637, if you have any questions.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief

cc: George M. Schisler, Jr., General Counsel (By facsimile)